Filed by Pathway Capital Opportunity Fund, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Pathway Capital Opportunity Fund, Inc.
Commission File No. 333-219511

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Supplement No. 5 dated August 13, 2018
to
Prospectus dated October 31, 2017
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This Supplement No. 5 contains information which amends, supplements, or modifies certain information contained in each prospectus of Pathway Capital Opportunity Fund, Inc. (the “Company”) for its Class A Shares and Class C Shares (the “Class A and Class C Shares Prospectus”), its Class I Shares (the “Class I Shares Prospectus”) and its Class L Shares (the “Class L Shares Prospectus”), each dated October 31, 2017, as amended or supplemented (each a “Prospectus”, and collectively, the “Prospectuses”).
You should carefully consider the “Risk Factors” beginning on page 29 of the Class A and Class C Shares Prospectus, page 28 of the Class I Shares Prospectus or page 28 of the Class L Shares Prospectus before you decide to invest.

On August 10, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) between the Company and Triton Pacific Investment Corporation, Inc., a Maryland corporation (“Triton”) that has elected to be regulated as business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Merger Agreement provides that the Company will merge with and into Triton in a single integrated transaction (the “Merger”), with Triton, as the combined surviving entity, being renamed as TP Flexible Income Fund, Inc. (“FLEX”). In connection with the Merger, the Company’s stockholders will have a right to receive a number of shares of Triton’s common stock equal to the result of (A) the per-share net asset value of the Company’s common stock divided by (B) the Triton per-share net asset value, determined in accordance with the Merger Agreement, at the closing of the Merger, which currently is expected to occur in the fourth quarter of 2018, subject to requisite stockholder approval of the Company and Triton. Triton has filed a Combined Registration and Proxy Statement on Form N-14, which outlines the terms and conditions of the Merger and the Merger Agreement and the stockholder proposals related to the Merger and the Merger Agreement, and provides additional information about Triton.

Following completion of the Merger, TPIC, as FLEX, is expected to continue to be an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. As such, FLEX will be required to continue to comply with certain regulatory requirements under the 1940 Act applicable to business development companies. In addition, FLEX is expected to continue to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, following completion of the Merger, the Company’s stockholders will be investors in a business development company and benefit from the protections of the 1940 Act applicable to business development companies. Similar to shares of the Company’s common stock, the shares of common stock of FLEX will not be listed on an exchange and should be considered to be illiquid.

If the Merger, the Merger Agreement and related matters are approved by the stockholders of the Company and Triton at their respective stockholder meetings, the investment strategy of FLEX, as the combined surviving company, is expected to consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of its investments is expected to consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of pools of broadly syndicated loans known as collateralized loan obligations, or “CLOs”. FLEX’s investment adviser is expected to be Prospect Flexible Income Management, LLC, an affiliate of Pathway Capital Opportunity Fund Management, LLC, the Company’s current investment adviser. Triton Pacific Securities, LLC, Triton’s current dealer manager, which was founded in 2005 and is registered in all 52 states and territories in the United States, is expected to continue to act as the dealer manager for the registered offering of the shares of the combined surviving company’s common stock, upon consummation of the Merger.

If the Merger, the Merger Agreement and related matters are not so approved, the board of directors of the Company and Triton will consider such alternatives regarding the respective futures of the Company and Triton as they determine to be in the best interests of the Company and Triton, respectively.

The Merger is expected to qualify as a tax-free “reorganization” under the provisions of Section 368(a) of the Code. As a result, the Company’s stockholders should not recognize a gain or loss to the extent that they receive shares of Triton’s common stock in exchange for shares of the Company’s common stock. The structure of the Merger was selected in order to optimize the U.S. federal income tax treatment of the Merger and simplify the treatment of the Merger with respect to certain potential contractual obligations of the parties.